SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)

of the Securities Exchange Act of 1934

EMBRATEL PARTICIPAÇÕES S.A.

(Name of Subject Company (Issuer))

TELÉFONOS DE MÉXICO, S.A. DE C.V.

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA

(Name of Person Filing Statement (Offeror))

Common Shares, no par value, Preferred Shares, no par value and

American Depositary Shares, each representing 5,000 Preferred Shares

(Titles of Class of Securities)

29081N209 (American Depositary Shares)

(CUSIP Number of Classes of Securities)

Adolfo Cerezo Pérez

Chief Financial Officer

Teléfonos de México, S.A. de C.V.

Parque Vía 190

Colonia Cuauhtémoc

06599 Mexico, D.F. Mexico

(52) 55 5222 5144

Copy to:

Daniel S. Sternberg

Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation* N/A	Amount of Filing Fee** N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Filing Party:

	Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Items 1-11.

Not applicable.

Item 12. Exhibits.

EX-99.1: Form of Notice of Tender Offer for acquisition of all the common and preferred shares, for cancellation of registration of public company of Embratel Participações S.A., filed with Comissão de Valores Mobiliários, the Stock Exchange Commission of Brazil, on May 9, 2006.

EX-99.2: Valuation Report pursuant to CVM Instruction Number 361, dated May 1, 2006, filed with Comissão de Valores Mobiliários, the Stock Exchange Commission of Brazil, on May 9, 2006.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

EXHIBIT INDEX

EX-99.1: Form of Notice of Tender Offer for acquisition of all the common and preferred shares, for cancellation of registration of public company of Embratel Participações S.A., filed with Comissão de Valores Mobiliários, the Stock Exchange Commission of Brazil, on May 9, 2006.

EX-99.2: Valuation Report pursuant to CVM Instruction Number 361, dated May 1, 2006, filed with Comissão de Valores Mobiliários, the Stock Exchange Commission of Brazil, on May 9, 2006.